GNS II (U.S.) Corp.

3033 Campus Drive, Suite E490

Plymouth, Minnesota 55441

May 17, 2011

VIA FACSIMILE AND EDGAR

Mr. Dana Brown

Ms. Julie Rizzo

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	GNS II (U.S.) Corp.

Registration Statement on Form S-1

File No.: 333-172253

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), GNS II (U.S.) Corp. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of the Registrant (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 2:00 p.m. EST on May 19, 2011, or as soon as possible thereafter. In this regard, the Registrant is aware of its obligations under the Act.

The Registrant acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
GNS II (U.S.) Corp.

By:	/s/ Richard L. Mack
Name: Richard L. Mack
Title:	Executive Vice President, General Counsel and Corporate Secretary